04 MAR 25 AM 7:21

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306[redacted]

04010890

facsimile transmittal

SUPPL

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	03/24/04
Re:	Exemption No: 82-5037	**Pages:**	31

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PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw
3/29

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX. (306) 569-4708

Exemption #: 82-5037

March 24, 2004

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated March 24, 2004, regarding the Saskatchewan Wheat Pool's 2nd quarter results for the period ending January 31, 2004. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of the Pool's Quarterly Report including the 2nd quarter financial statements, which were mailed to the shareholders and filed with the Toronto Stock Exchange and provincial securities commissions.

3. A copy of the Confirmation of Mailing that was also filed with the Toronto Stock Exchange and provincial securities commissions.

4. A copy of a release dated March 24, 2004, regarding the Pool board electing the executive. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

POOL
Saskatchewan Wheat Pool

For Immediate Release
March 24, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

STRONG SECOND QUARTER BOOSTS POOL'S MOMENTUM

Higher grain handling and agri-product margins, along with lower operating costs, helped the Pool achieve its third consecutive quarter of improved earnings and cash flow.

For the quarter ended January 31, 2004, the Pool generated net earnings of $5.9 million, prior to recording an impairment of value associated with its investment in the hog industry. The earnings included a property tax rebate, an income tax recovery as well as associated interest revenue. In the second quarter last year, the Pool recorded a loss of $18.8 million, which included a portion of grain insurance proceeds.

Second-quarter EBITDA, or earnings before interest, securitization, taxes, depreciation and amortization, was $22.6 million, for a six-month total of $29.6 million. That compares to an EBITDA loss for the first six months of last year of $2.2 million.

The Pool also recorded its third consecutive quarter of positive cash flow from operations, generating $13.6 million and bringing the year-to-date total to $13.9 million. Last year, the Pool was in a negative cash flow position of $26.4 million for the first six months.

"As a company, we are executing to plan and meeting our target of year-over-year improvement," Pool CEO Mayo Schmidt said. "These favourable results – particularly in a quarter that is not traditionally one of our strongest – are a demonstration that our core business strategies are generating momentum."

Subsequent to quarter end, management announced its intention to exit the hog sector due to prolonged difficult industry conditions. The Pool reassessed the carrying value of "long-lived" assets related to that industry, resulting in a charge of $10.7 million being recorded against earnings this quarter.

EBIT, or earnings before interest and taxes, for the quarter, prior to the impairment charge, was $16.1 million. The Pool lost $16.2 million in EBIT in the second quarter last year. In the first six months of this fiscal year, the Pool earned EBIT of $16.6 million, prior to the impairment charge. Last year, the EBIT loss was $28.0 million for the same six-month period.

The Pool recorded interest expense in the quarter of $9.4 million, which included $2.6 million of non-cash accretion associated with the senior subordinated notes and debt component of the convertible subordinated notes. Interest costs in the second quarter of last year were $13.6 million, and included $3.3 million in non-cash interest charges. The company's interest expense for the six months was $19.7 million. Last interest expense was $26.7 million for the first half of fiscal 2003.

After accounting for the impairment in the pork and related operations, the net loss was $4.8 million for the quarter ($14.6 million for the first six months), which includes a $2.6 million income tax recovery. Last year, the loss was $18.8 million for the quarter and $34.4 million for the six-month period.

Based on a weighted average number of shares of 196.4 million, the loss per share this quarter was $0.02 per share, and $0.05 per share after accounting for the accretion of the equity component of the convertible subordinated notes. In the second quarter of fiscal 2003, the company recorded a loss of $0.50 per share, based on a weighted average number of shares of 37.4 million.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

For the six-month period ended January 31, 2004, the loss was $0.08 per share, based on a weighted average number of shares of 186.9 million; and after accounting for the above noted accretion, was $0.13 per share. For the previous year's six-month period, the Pool recorded a loss per share of $0.92.

During the second quarter, approximately $14 million in principal of convertible subordinated notes were converted into 31.2 million Class B shares, bringing the total shares outstanding at Jan. 31, 2004, to 213 million.

Primary grain shipments for the quarter were 1.62 million tonnes, up 27 per cent from 1.27 million tonnes in the second quarter of last year. A higher-quality wheat and barley crop allowed the Pool to increase its Canadian Wheat Board shipments by 87 per cent compared to the same quarter one year ago, while shifting its product mix away from lower-valued feed grains. This push toward higher-margin export grains helped the Pool's pipeline revenue per tonne remain strong. The Pool is targeting margins for the year that average $20 to $23 per tonne, a significant improvement over last year, when margins averaged $15.50, due in large part to the poor crop quality. The Pool excludes ancillary revenues (such as one-time items like property tax rebates, interest income and grain insurance proceeds) from its calculation of pipeline margin.

The Pool's wholly owned port terminal volumes were 0.9 million tonnes, more than two and a half times the volumes through these facilities in the second quarter of 2003. That volume growth reflects normal operating conditions this year at the Pool's Vancouver terminal, which was shut down in the previous year as a result of a labor dispute.

EBITDA from the Grain Handling and Marketing segment for the quarter was $19.8 million, compared to a loss of $1.2 million in the same period last year. Included in these earnings, were $2.8 million of interest income and a $4 million property tax rebate. In last year's second quarter, the Pool's results included $2 million in grain insurance proceeds. EBIT was $17.5 million for the quarter, while in last year's second quarter the Pool lost $8.5 million. Approximately $5 million of the variance reflects lower amortization expenses this year.

Year-to-Date Volumes (000's)

	F2004	F2003	Increase/ Decrease
Primary Elevator Receipts	**3,135**	**2,370**	**32%**
Primary Elevator Shipments	**3,039**	**2,805**	**8%**
Terminal Operations			
Vancouver	1,241	163	661%
Thunder Bay	753	668	13%
Share of PRG volumes	156	399	-61%
Total Terminal Operations	**2,150**	**1,230**	**75%**

The Pool's Agri-products segment generated sales of $66 million in the quarter. The Pool's second-quarter sales last year of $79 million were an anomaly related to producers taking pre-paid product home earlier than usual in order to protect their purchases through the financial restructuring.

Margin improvements in fertilizer and crop protection products helped to drive EBITDA for the quarter up to $4 million this year from a break-even point in last year's second quarter. This upswing was partially offset by lower seed margins due to slower demand as farmers put off their seed purchases until the spring. Segment EBIT for the quarter was $1.7 million after amortization charges of $2.4 million. In the previous year, EBIT was a loss of $2.0 million after $1.9 million in amortization charges.

The Pool's Agri-food segment generated sales for the quarter of $26.1 million, down from $30.5 million in the same period last fiscal year. Current dietary trends promoting low carbohydrate intake have softened consumer demand in Can-Oat Milling's market. Segment EBITDA was $5.6 million for the quarter, up significantly from the previous year's EBITDA of $1.6 million. Margin improvements for Can-Oat and a higher quality malt barley crop for Prairie Malt were the primary factors in this increase. EBIT for the quarter was $4.4 million. Last year EBIT was $0.3 million.

Sales in the "Other" segment, which includes the Pool's investment in hog operations, were $15.1 million, comparable to the same period a year earlier. The segment produced an EBITDA loss of $2.9 million, which compares to EBITDA last year of $1 million. Segment EBIT, prior to the impairment charge, was a loss of $3.4 million, including $0.5 million in amortization, while last year's EBIT loss of $1.2 million, which included $2.2 million in amortization. Continued negative conditions in the hog industry, including a strengthening Canadian dollar, increased domestic consumption of beef in the wake of BSE and high feed costs contributed to the Pool's decision, subsequent to quarter end, to exit the pork business.

With the expectation of seasonal rains and a successful CWB export program in fiscal 2004, the company should see volume and margin improvements relative to last year on the grain handling side of the business and similar improvements in the agri-products sector. Better malt barley quality should support a recovery at Prairie Malt, while year-over-year results are expected to remain relatively stable at Can-Oat Milling.

"The Pool is driving forward on the momentum created through the numerous strategic initiatives we undertook to strengthen our operating platform. Our core businesses are performing well and our customers are responding favourably. We are looking forward to a strong spring season and a recovery in both grain production levels and the agricultural economy. It is within that environment, that the Pool can move forward to further solidify our position as a Western Canadian agricultural leader," Schmidt said.

Additional information on the Pool's results are included in the quarterly report which will be available on the Pool's web site at www.swp.com, and on the SEDAR site, www.sedar.com today.

CONSOLIDATED BALANCE SHEETS
(in thousands)

	JANUARY 31 2004 (unaudited)	JANUARY 31 2003 (audited)	JULY 31 2003 (audited)
ASSETS			
Current Assets			
Cash	$ 84	$ 2,382	$ 1,882
Cash in trust	19,904	13,898	487
Short-term investments	24,382	29,088	45,615
Accounts receivable	169,695	195,729	222,137
Inventories	155,078	185,227	115,972
Prepaid expenses and deposits	16,551	8,469	9,973
Future income taxes	1,180	782	1,624
	386,874	435,575	397,690
Investments	5,005	4,945	5,020
Property, Plant and Equipment	273,791	314,413	291,603
Other Long-Term Assets	5,830	7,476	9,368
Future Income Taxes	80,324	80,324	80,324
	$ 751,824	$ 842,733	$ 784,005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness	$ 27,264	$ 15,674	$ 28,192
Short-term borrowings	66,827	122,174	92,920
Members' demand loans	13,757	6,178	9,165
Members' Class A shares	1,787	1,797	1,791
Accounts payable and accrued liabilities	181,352	181,464	163,177
Long-term debt due within one year	6,195	7,155	7,810
	297,182	334,462	303,055
Long-Term Debt	261,004	273,407	265,754
Other Long-Term Liabilities	38,161	47,300	44,867
Future Income Taxes	7,240	8,909	7,553
Non-Controlling Interest	-	54	-
	603,587	664,132	621,229
Shareholders' Equity			
Share capital	74,069	22,335	59,417
Contributed surplus	140	-	84
Convertible subordinated notes - equity component	126,084	156,266	130,663
Retained earnings (deficit)	(52,056)	-	(27,388)
	148,237	178,601	162,776
	$ 751,824	$ 842,733	$ 784,005

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
FOR THE PERIOD ENDED JANUARY 31
(in thousands)

	Three Months Ended January 31 2004 (unaudited)	Pre-reorganization Three Months Ended January 31 2003 (restated) (unaudited)	Six Months Ended January 31 2004 (unaudited)	Pre-reorganization Six Months Ended January 31 2003 (restated) (audited)
Gross Billings				
Grain sales and service revenue	$ 230,004	$ 267,099	$ 421,123	$ 496,805
Sales and service revenue - other segments	106,800	124,896	207,886	217,725
Sales and service revenues	336,804	391,995	629,009	714,530
Canadian Wheat Board gross billings	136,717	108,729	243,984	255,717
Gross Billings	$ 473,521	$ 500,724	$ 872,993	$ 970,247
Sales and Other Operating Revenues				
Sales and service revenues	$ 336,804	$ 391,995	$ 629,009	$ 714,530
Canadian Wheat Board tariffs	12,107	6,329	22,778	16,668
	348,911	398,324	651,787	731,198
Cost of Sales and Expenses				
Cost of sales and operating expenses	313,704	390,469	596,771	710,069
Selling and administrative expenses	12,627	11,665	25,387	24,519
Amortization	6,471	12,875	12,999	25,793
Impairment of long-lived assets	10,700	-	10,700	-
	343,502	415,009	645,857	760,381
Earnings (Loss) Before the Undernoted	5,409	(16,685)	5,930	(29,183)
Non-controlling interest	-	497	-	1,233
Earnings (Loss) Before Interest and Taxes	5,409	(16,188)	5,930	(27,950)
Interest expense	9,390	13,613	19,720	26,666
Loss Before Corporate Taxes	(3,981)	(29,801)	(13,790)	(54,616)
Recovery of corporate taxes (expense)	(808)	10,983	(805)	20,180
Net Loss	(4,789)	(18,818)	(14,595)	(34,436)
Retained Earnings, Beginning of Period	(42,223)	(70,040)	(27,388)	(54,422)
Accretion of equity component of convertible subordinated notes	(5,044)	-	(10,073)	-
Retained Earnings, End of Period	$ (52,056)	$ (88,858)	$ (52,056)	$ (88,858)
Basic and Diluted Earnings (Loss) Per Share before accretions	$ (0.02)	$ (0.50)	$ (0.08)	$ (0.92)
Basic and Diluted Earnings (Loss) Per Share	$ (0.05)	$ (0.50)	$ (0.13)	$ (0.92)

SEGMENTED FINANCIAL INFORMATION
(in thousands)

	Three Months Ended January 31 2004 (unaudited)	Three Months Ended January 31 2003 (unaudited)	Six Months Ended January 31 2004 (unaudited)	Pre-reorganization Six Months Ended January 31 2003 (audited)
SALES				
Grain Handling and Marketing	$ 246,498	$ 280,848	$ 454,365	$ 530,392
Agri-products	65,957	78,884	125,026	123,198
Agri-food Processing	26,098	30,477	57,335	65,142
Other	15,097	16,041	26,394	30,460
Intersegment sales	(4,739)	(7,926)	(11,333)	(17,994)
	$ 348,911	$ 398,324	$ 651,787	$ 731,198

SEGMENTED EARNINGS FROM OPERATIONS
FOR THE PERIOD ENDING JANUARY 31
(in thousands)

Segment Earnings - Three Months Ended

	(unaudited) 2003/04 Actual				Pre-reorganization (unaudited) 2002/03 Actual		
	EBITDA	Amortization	Impairment	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 19,813	$ 2,340	$ -	$ 17,473	$ (1,175)	$ 7,328	$ (8,503)
Agri-products	4,042	2,360	-	1,682	(31)	1,935	(1,966)
Agri-food Processing	5,628	1,271	-	4,357	1,610	1,281	329
Other	(2,878)	500	10,700	(14,078)	1,001	2,218	(1,217)
Segment Results	26,605	6,471	10,700	9,434	1,405	12,762	(11,357)
Corporate expenses	(4,025)	-	-	(4,025)	(4,718)	113	(4,831)
Per Financial Statements	$ 22,580	$ 6,471	$ 10,700	$ 5,409	$ (3,313)	$ 12,875	$ (16,188)

Segment Earnings - Six Months Ended

	(unaudited) 2003/04 Actual				Pre-reorganization (audited) 2002/03 Actual		
	EBITDA	Amortization	Impairment	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 32,498	$ 4,680	$ -	$ 27,818	$ 7,169	$ 14,883	$ (7,714)
Agri-products	1,025	4,764	-	(3,739)	(5,926)	3,677	(9,603)
Agri-food Processing	9,154	2,559	-	6,595	6,327	2,542	3,785
Other	(4,850)	996	10,700	(16,546)	(1,873)	4,438	(6,311)
Segment Results	37,827	12,999	10,700	14,128	5,697	25,540	(19,843)
Corporate expenses	(8,198)	-	-	(8,198)	(7,854)	253	(8,107)
Per Financial Statements	$ 29,629	$ 12,999	$ 10,700	$ 5,930	$ (2,157)	$ 25,793	$ (27,950)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED JANUARY 31
(In thousands)

	Three Months Ended January 31 2004	Pre-reorganization Three Months Ended January 31 2003 (restated)	Six Months Ended January 31 2004	Pre-reorganization Six Months Ended January 31 2003 (restated)
	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash From (Used in) Operating Activities				
Net loss	$ (4,789)	$ (18,818)	$ (14,595)	$ (34,436)
Add(deduct) items not involving cash				
Amortization	6,471	12,875	12,999	25,793
Future income taxes (recovery)	111	(12,394)	131	(22,827)
Pension	391	492	1,197	860
Interest accretion and bank refinancing amortization	2,574	3,283	5,056	5,616
Non-controlling interest	-	(497)	-	(1,233)
Other items and provisions	(1,885)	(353)	(1,578)	(177)
Impairment of long-lived assets	10,700	-	10,700	-
Cash flow (used in) from operations	13,573	(15,412)	13,910	(26,404)
Changes in non-cash working capital items				
Accounts receivable	(246)	19,553	52,194	27,704
Securitization of accounts receivable	-	53,318	-	5,402
Inventories	(20,342)	59,108	(39,106)	8,531
Accounts payable	(23,873)	(80,999)	16,441	(31,931)
Prepaid expenses and deposits	(4,035)	3,930	(6,578)	(991)
Changes in non-cash working capital	(48,496)	54,910	22,951	8,715
Cash from (used in) operating activities	(34,923)	39,498	36,861	(17,689)
Cash From (Used in) Financing Activities				
Proceeds of long-term debt	-	43,184	-	72,969
Repayment of long-term debt	(1,920)	(1,766)	(3,925)	(2,966)
Proceeds (repayment) of short-term borrowings	27,797	(18,731)	(33,589)	4,917
Increase (repayment) of members' demand loans	3,349	(13,286)	4,592	(18,446)
Repayment of members' shares	(3)	(5)	(4)	(11)
Decrease in other long term liabilities	(2,250)	(327)	(3,177)	(260)
Cash (used in) from financing activities	26,973	9,049	(36,103)	56,203
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures	(2,099)	(1,705)	(3,809)	(3,357)
Proceeds on sale of property, plant and equipment	809	539	1,359	1,390
Increase in cash in trust	(19,365)	(13,898)	(19,417)	(13,898)
Decrease in investments	-	2,365	-	3,168
Increase in other long-term assets	(372)	(6,261)	(994)	(6,201)
Cash (used in) from investing activities	(21,027)	(18,960)	(22,861)	(18,898)
(Decrease) increase in Cash and Cash Equivalents	(28,977)	29,587	(22,103)	19,616
Cash and Cash Equivalents, Beginning of Period	26,179	(13,791)	19,305	(3,820)
Cash and Cash Equivalents, End of Period	$ (2,798)	$ 15,796	$ (2,798)	$ 15,796

Cash and cash equivalents consist of cash, short-term investments and bank indebtedness.

EBITDA Data

The EBITDA data provided herein is intended to provide further insight with respect to the company's financial results and to supplement its information on earnings (loss) as determined in accordance with Generally Accepted Accounting Principles. Similar data may not be provided by other issuers and, if provided, needs to be carefully examined to determine whether it is comparable to the company's EBITDA data.

FORWARD LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including, but not limited to: producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and the European Union.

- 30 -

Contact Information:

Media: Dawn Blaus 306-569-4291

Investors: Colleen Vancha 306-569-4782

HIGHLIGHTS

- For the quarter ended January 31, 2004, the Pool experienced its third consecutive quarter of operating earnings improvement relative to the same three quarters in the previous years' periods. The Pool generated $22.6 million in EBITDA for the quarter bringing its six-month total to $29.6 million. This compares to an EBITDA loss for the first six months of last year of $2.2 million.

- The Pool generated net earnings for the quarter of $5.9 million, prior to recording an impairment of value charge associated with its investment in the hog industry. The Pool posted a loss in last year's second quarter of $18.8 million.

- Subsequent to quarter end, management announced its intention to exit the pork business due to a prolonged downturn in industry conditions. A $10.7 million impairment to the carrying value of long-lived assets (property, plant and equipment and other long term assets) related to that industry, was recorded in the second quarter.

- The Pool also recorded its third consecutive quarter of positive cash flow from operations. The Pool generated cash flow from operations of $13.6 million bringing the year-to-date total to $13.9 million. During the first six months of the previous fiscal year, the Pool's cash flow from operations was in a negative position at $26.4 million.

- During the second quarter, approximately $14 million of par value convertible subordinated notes were converted into 31.2 million Class B shares. An additional $4.2 million of convertible notes were exchanged in February, bringing total conversions since March 14, 2003, to $72.7 million or 29% of $255 million of convertible notes issued during the Pool's restructuring.

- At January 31, 2004, there were 213.0 million Class B shares outstanding. At February 29, there were 222.4 million shares outstanding.

Financial Statement Presentation

The Pool completed a financial reorganization effective January 31, 2003. The restructuring has been accounted for using the principles of comprehensive revaluation (fresh start accounting) as required by Generally Accepted Accounting Principles (GAAP). As a result of the financial restructuring, the Pool became a new reporting entity with a new opening balance sheet effective January 31, 2003. The balance sheet is presented on a post-restructuring basis as at January 31, 2004, January 31, 2003, and July 31, 2003.

The company's consolidated earnings and retained earnings statement and consolidated statement of cash flows include fiscal 2003 results for the three- and six-month periods ended January 2003 prior to the restructuring. The 2004 fiscal year's results are presented on a post-restructuring basis for the three- and six-month periods ended January 31, 2004. Because of the application of fresh start accounting in the 2003 results, amortization, interest and net earnings are not comparable for the two periods.

SUMMARY OF CONSOLIDATED RESULTS

Sales and other operating revenues for the second quarter of fiscal 2004 were $349 million, which compares to $398 million in the second quarter of the previous year. Year-to-date sales were $652 million versus $731 million in the same period last year. The sales variance for the quarter primarily relates to lower grain prices for non-Board commodities, lower shipments of non-Board feed grains, and lower Agri-product sales relative to last year, when farmers secured agri-products inventory early to protect their pre-payment purchases through the January restructuring period.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, were $22.6 million for the second quarter and $29.6 million for the six months. Included in this quarter was $2.8 million of interest income and a $4 million property tax rebate. All segments, with the exception of the Pool's "Other" segment generated earnings improvements. The decline in the "Other" segment is directly related to the poor conditions plaguing the hog industry and the losses sustained by its pork business, due to a higher Canadian dollar, lower demand for pork and higher than anticipated feed costs. Last year, the Pool generated EBITDA losses of $3.3 million and $2.2 million for the three- and six-month periods, respectively. Included in the six-month total was $6.6 million in grain insurance proceeds.

Interest expense of $9.4 million was recorded during the quarter. Interest expense in the second quarter last year was $13.6 million. The Pool recorded interest expense for the six months of $19.7 million. Approximately $14.7 million represents cash interest paid, while the remainder reflects the accretion associated with the senior subordinated notes and debt component of the convertible subordinated notes. Interest costs in the first six months of last year were $26.7 million of which $5.6 million represented non-cash amortization of financing expenses.

For the quarter, earnings before interest and taxes (EBIT), prior to the impairment charge, were $16.1 million. In the second quarter last year, the Pool reported a loss before interest and taxes of $16.2 million. For the first six months of fiscal 2004, the Pool earned EBIT prior to the impairment charge of $16.6 million. For the same period a year ago, the Pool lost $28.0 million at the EBIT level.

The Pool recorded earnings of $5.9 million in the second quarter of fiscal 2004, prior to the impairment of value associated with the pork business. The earnings include a $2.6 million tax recovery received by the company. This is the third consecutive quarter of improved financial results. Last year, the Pool recorded a loss of $18.8 million in the second quarter.

The net loss after accounting for the impairment of value of long-lived assets in the pork business was $4.8 million for the quarter and $14.6 million for the first six months of fiscal 2004. The net loss in the second quarter of last year was $18.8 million and $34.4 million for the six months ended January 31, 2003.

The loss per share for the second quarter of fiscal 2004 was $0.02 per share, based on a weighted average number of shares of 196.4 million, and $0.05 per share after accounting for the accretion of the equity component of the convertible subordinated notes. The loss per share in the second quarter of fiscal 2003 was $0.50 per share, based on a weighted average number of shares of 37.4 million.

For the six-month period ended January 31, 2004, the loss was $0.08 per share, based on a weighted average number of shares of 186.9 million; and after accounting for the above noted accretion, was $0.13 per share. For the previous year's six-month period, the Pool recorded a loss per share of $0.92.

SEGMENT RESULTS

Grain Handling and Marketing

The Pool's Grain Handling and Marketing segment shipped 1.62 million tonnes of grain and oilseeds in the second quarter of fiscal 2004, up 27% from the 1.27 million tonnes shipped in the second quarter last year. Total shipments for the first six months of fiscal 2004 were 3.0 million tonnes, an 8% increase over the same period a year ago. Approximately 60% of those shipments were marketed through the Canadian Wheat Board. Because the 2003 harvest produced a much higher quality wheat and barley crop, the Pool was able to increase its CWB shipments by 34% over a year ago and shift its product mix away from lower-valued feed grains.

For the quarter, producer deliveries into the Pool's primary elevators rose 53% bringing year-to-date receipts to 3.1 million tonnes, up 32% compared to the same period a year earlier. The increase is attributed to increased production in the Pool's primary market areas.

Total port terminal volumes at the Pool's wholly owned export facilities were 0.9 million tonnes in the second quarter, bringing the six-month total to 2.0 million tonnes, more than double the volumes through owned port facilities in the first six months of fiscal 2003. The volume growth through the Pool's Vancouver terminal reflects normal operating conditions this year as opposed to the previous year, when the entire port was shut down as a result of a labour dispute. The increase through Thunder Bay reflects higher shipments of both Board and non-board commodities.

Volumes through the Pool's port terminal affiliate, Prince Rupert Grain, lag the previous year's first half for two reasons. First, unusually high volumes flowed through this facility in the first quarter of fiscal 2003 due to the labour disruption at Vancouver. Secondly, because of drought-reduced volumes last year, shipments through Prince Rupert Grain stopped at the end of February, 2003 and did not resume until October, 2004.

Year-to-Date Volumes (000's)

	F2004	F2003	Increase/ Decrease
Primary Elevator Receipts	**3,135**	**2,370**	**32%**
Primary Elevator Shipments	**3,039**	**2,805**	**8%**
Terminal Operations			
Vancouver	1,241	163	661%
Thunder Bay	753	668	13%
Share of PRG volumes	156	399	-61%
Total Terminal Operations	**2,150**	**1,230**	**75%**

The Pool's pipeline revenue per tonne remained strong during the quarter reflecting a push towards higher-margin export grains and less emphasis on lower-margin feed grains. The Pool remains on target to generate margins that average in the range of $20 to $23 per tonne for fiscal 2004, a substantial recovery from fiscal 2003, when margins averaged $15.50 due to poor crop quality that led to a proportionately larger percentage of feed grain shipments in that year. The Pool excludes ancillary revenues (such as one-time items like property tax rebates, interest income and grain insurance proceeds) from its calculation of pipeline margin.

Costs in the grain handling and marketing operations were on par with the prior year's period, an accomplishment given stronger grain volumes and the fact that operating costs were significantly lower at the Pool's Vancouver port terminal in the first six months of last year due to the labour disruption.

EBITDA from this segment for the quarter was $19.8 million, which compares to a loss of $1.2 million in the same period a year earlier. On a year-to-date basis, EBITDA was $32.5 million compared to $7.2 million earned in the first six months of fiscal 2003. Included in this year's three-month and six-month earnings is a $4 million property tax rebate and $2.8 million in interest revenue received on a tax recovery. In last year's six-month results, $6.6 million was recorded for grain insurance proceeds.

EBIT for the quarter was $17.5 million, and $27.8 million for the first half of 2004. The six-month total includes approximately $4.7 million in amortization costs. In the first six months of last year, EBIT was a loss of $7.7 million, which included $14.9 million in amortization expense.

As is the normal course, the Pool closed its Thunder Bay port terminal on January 31 because of the winter freeze-up of the St. Lawrence Seaway. The terminal was re-opened in the first week of March.

With respect to rail logistics, on January 25, 2004, CPR advised the Pool that a variety of events of *force majeure* were preventing normal service delivery including blizzards, severe cold temperatures and avalanches. As of March 15, 2004, CPR was continuing to limit new orders and railcar supply was slow to recover. The Pool expects that shipments will normalize on CPR lines as spring conditions begin to prevail over the Prairies.

The CN rail strike of 5,000 Canadian Auto Workers that commenced February 20, 2004 was settled on March 19, 2004. Workers returned to work on March 20. The strike did not impact bulk shipments within the industry and was limited to the container shipment business. Special crops are typically transported via inter-modal or containers, and as a result the industry experienced significant delays in specialty crop movement. Fortunately, these shipments do not represent a material portion of the Pool's grain handling business.

Agri-products

The Pool's Agri-products segment generated sales of $66 million in the quarter bringing its year-to-date total to $125 million, up from $123 million for the first six months of fiscal 2003. Typically, during the second quarter, producers pre-purchase a portion of their agri-products to secure lower prices. These prepayments are not recorded as sales until the product is delivered to the farmer. The Pool's sales in the second quarter of last year were significantly higher - $79 million - a result of farmers taking product home early in order to protect their purchases through the January 31 financial restructuring period.

The Pool had a strong prepayment season again this year driven by solid demand for fertilizer. These sales will be recorded in future quarters when the product is delivered to the farmer.

EBITDA for the quarter was $4 million, up from the previous year's quarter, when the segment broke even. On a year-to-date basis, EBITDA was $1 million, which compares to an EBITDA loss in the comparable period a year earlier of $6 million. The improvement was driven by better margins in fertilizer and crop protection products, partly offset by lower seed sales due to slower demand from farmers who have chosen not to purchase seed early. Operating costs in the Pool's retail segment are lower due to the closure of 20 local service outlets in the fall and winter of 2002, combined with lower distribution costs.

Segment EBIT for the quarter was $1.7 million after amortization charges of $2.4 million. Last year in the second quarter, EBIT was a loss of $2.0 million after $1.9 million in amortization charges. On a year-to-date basis, EBIT was a loss of $3.7 million (which included amortization of $4.8 million). Last year, the Pool generated a loss of $9.6 million in the first six months, which reflected amortization charges of $3.7 million.

Agri-food Processing

The Agri-food Processing segment generated sales for the quarter of $26.1 million, which compares to $30.5 million in the second quarter last year. Sales for the six-month period were $57.3 million, down from $65.1 million. The variance primarily relates to the cereal market and Can-Oat Milling's sales, which are down approximately 14% for the six-month period. Consumer demand has softened somewhat as a result of the current dietary trends that are promoting high-protein, low-carbohydrate foods. At Prairie Malt, sales were down slightly for the quarter and off approximately 4% for the six-month period. Sales values, as opposed to volumes, were the primary factor reflecting overall lower barley prices year-over-year.

EBITDA for the quarter was $5.6 million, up significantly from the $1.6 million earned in the second quarter last year. For the six months ended January 31, 2004, EBITDA was $9.2 million compared to $6.3 million in fiscal 2003's first six months. Can-Oat Milling achieved margin improvements due to favourable changes in their product mix, while Prairie Malt saw earnings improve as a result of access to a higher quality Canadian barley crop this year.

Segment EBIT for the second quarter was $4.4 million, and $6.6 million for the first six months of 2004. Last year results were $0.3 million and $3.8 million, respectively. Amortization charges were similar in both periods.

Other

Subsequent to the quarter, the Pool announced its intention to exit the pork business and has been involved in discussions with potential purchasers. The Pool wholly owns three hog operations and is the majority owner in four other operations.

A $10.7 million charge was recorded against this segment's earnings in the second quarter for the impairment of long-lived assets arising from poor conditions that have plagued the industry. The impact of a rising Canadian dollar hurt sales prices. In addition, the business suffered from poor demand due to increased supplies of beef domestically, and higher-than-anticipated feed costs.

Sales for this segment were $15.1 million for the quarter and $26.4 million for the first six months, which compares to $16.0 million and $30.5 million for the same periods a year earlier.

The segment produced a loss before interest, taxes and amortization of $2.9 million for the quarter, which compares to EBITDA in the second quarter last year of $1.0 million. For the first six-months of fiscal 2004, the EBITDA loss was $4.9 million, which compares to an EBITDA loss of $1.9 million for the same period last year.

Segment EBIT this quarter, prior to the impairment charge, was a loss of $3.4 million, which included $0.5 million in amortization. Last year, the segment had an EBIT loss of $1.2 million in the quarter, which included $2.2 million in amortization. For the six months prior to the impairment charge, the EBIT loss this year was $5.8 million including approximately $1 million in amortization while last year the EBIT loss was $6.3 million and included $4.4 million in amortization.

Corporate Information

Corporate expenses were $4.0 million for the quarter, down from $4.7 million in last year's second quarter. For the six months, corporate expenses were $8.2 million, up slightly from the $7.9 million spent last year.

During the second quarter of 2004, the Pool's Board of Directors made the decision to cease granting options under the Management Stock Option Program. Employees and directors with

existing options will retain those options until such time as they expire or are exercised. The Pool also implemented a new long-term incentive plan that is based on meeting certain financial targets and strategic objectives.

The Pool has a unionized workforce and, over the past several months, has been engaged in collective agreement negotiations with the Grain Services Union. These include discussions with respect to the Saskatchewan Operations and Maintenance bargaining unit and the Saskatoon and Regina Offices bargaining unit. Both contracts expired January 31, 2003.

On February 13, 2004, a conciliation officer was appointed to assist in negotiations with the Operations and Maintenance unit and the company and the first meeting is scheduled for the end of March. Information meetings between the Pool and union representatives are ongoing in the interim.

Outlook

The outlook for the Grain Handling and Marketing segment remains positive. Increased export opportunities due to the higher-quality crop should continue to drive volume and margin improvements, assuming the Canadian Wheat Board meets its export projections for the year. In the Agri-products business, recent snow throughout the Prairies has provided much needed moisture that should support the spring planting season. However, seasonal rains throughout the growing period are key to the earnings platform in this business. With normal growing conditions, management expects the segment, particularly the retail operations, to continue to show improvement through the balance of fiscal 2004. Recent federal government estimates for 2004 suggest production will be consistent with the 10-year average with an estimated increase in seeded canola acreage of 15%. Should canola prices remain strong and if these predictions hold, the Pool could see strong canola seed and crop input sales in the spring. EBITDA should improve in the agri-food operations with better malt barley quality expected to support a recovery at Prairie Malt. Similar year-over-year results are expected from Can-Oat Milling.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Current assets were $387 million at January 31, 2004, down $11 million from July 31, 2003. A $58 million decrease in accounts receivable and a $21 million decrease in short-term investments held by a joint venture were partially offset by a $39 million increase in inventories and a $19 million increase in cash held in trust. The decrease in accounts receivable is primarily due to lower levels of grain held on behalf of the CWB. The increase in inventory is primarily due to higher levels of agri-product inventories as the Pool geared up for the agri-products spring selling season.

Current liabilities were $297 million at January 31, 2004, down $6 million from July 31, 2003. A decrease in short-term borrowings of $26 million was offset by an increase in accounts payable of $18 million. The increase in accounts payable is due to an increase in agri-products offset by lower deferred cash tickets for grain.

The company has a $240 million asset-backed revolving credit facility with its bankers to finance working capital needs. The $240 million is adjusted to $275 million during certain months of fiscal 2004. Drawings on the facility at January 31, 2004 were $99 million, including $40 million related to letters of credit and similar instruments required to operate an agri-business. Availability under the facility is determined by reference to the level of inventories and accounts receivable. An additional $52 million was available to draw on the facility at January 31, 2004. During the quarter, the Pool was advised that one of its five Canadian lenders had assigned its share of the company's term debt and operating line to a U.S. investor.

Cash Flow Information

Cash flow from operations was $13.6 million for the three months ending January 31, 2004, bringing the year-to-date total to $13.9 million. During the first six months of the previous fiscal year, the Pool's cash flow from operations was negative $26.4 million. The improvement reflects higher grain handling levels and a stronger agri-products season in the fall of 2003.

Capital expenditures were $3.8 million for the six months ended January 31, 2004. Capital expenditures will ramp up in the final six months to approximately $20 million for fiscal 2004 and will be primarily directed toward maintaining and upgrading the current capital infrastructure.

Although grain deliveries for fiscal 2004 will fall short of normal levels, they are expected to increase 1 to 2 million tonnes over last year and as a result, cash flow from operations is expected to improve in fiscal 2004. Accordingly, the Pool expects to generate positive free cash flow for the full fiscal year.

Long-term Debt

Long-term debt decreased marginally from July 31, 2003, to $261 million at January 31, 2004. Accretion on the senior subordinated notes and the debt component of the convertible subordinated note totaled $5.0 million. This was offset by the reclassification of $6.6 million of bank debt owed by certain Heartland Pork entities to short-term debt, as well as principal payments by subsidiaries and joint ventures on their debt. No principal repayments are required on the Pool's $91 million bank term loan until October 2005 and no principal payments are due on the $150 million senior subordinated note until it matures in 2008.

Convertible Subordinated Notes

Convertible subordinated notes with a principal value of $255 million were issued under the Pool's financial restructuring initiative. Each $1,000 of notes is convertible, at the option of the holder, into approximately 2,227 Class B shares at any time prior to the November 30, 2008, maturity date. Conversions of the notes to January 31, 2004, were as follows:

	Convertible Notes (par value) (in thousands)	*Class B Shares*
Issued January 31, 2003	$255,000	60,363
Conversions to July 31, 2003	(50,172)	111,744
Outstanding July 31, 2003	204,828	172,107
Conversions to January 31, 2004	(18,373)	40,921
Outstanding January 31, 2004	$186,455	213,028

At maturity, the Pool has the right to convert, subject to certain conditions, the convertible subordinated notes into a single class of voting common shares that represents 90% of the outstanding shares of such class on a fully diluted basis, provided that any payments to or conversions by holders of such notes into Class B non-voting shares prior to maturity proportionately reduces this 90% conversion ratio. Under this provision, the convertible notes that remain outstanding at January 31, 2004, would receive newly created shares on a fully diluted basis, which would represent 66% of the total outstanding shares.

On the January 31, 2004, balance sheet, $126 million of the convertible subordinated notes are recorded as equity and $26 million as debt. The difference between the sum of these amounts and the $186.5 million par value note and interest of $119 million is being accreted to November 30, 2008.

RISK MANAGEMENT

As part of its business environment, the Pool faces certain risks, which include weather, strategic, market, financial restriction, regulatory, credit, foreign exchange, property and liability, and environmental risks, as well as those arising from its reliance on computerized business systems. These risks are managed in a variety of ways. Please refer to pages 19 to 22 of Saskatchewan Wheat Pool's 2003 Annual Report for additional information regarding the management of these risk factors.

FORWARD LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including, but not limited to: producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and the European Union.

EBITDA DATA

The EBITDA data provided herein is intended to provide further insight with respect to the company's financial results and to supplement its information on earnings (loss) as determined in accordance with GAAP. Similar data may not be provided by other issuers and, if provided, needs to be carefully examined to determine whether it is comparable to the company's EBITDA data.

Mayo Schmidt
Chief Executive Officer

Wayne Cheeseman
Chief Financial Officer

March 24, 2004
Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9
http://www.swp.com

CONSOLIDATED BALANCE SHEETS
(in thousands)

	JANUARY 31 2004 (unaudited)	JANUARY 31 2003 (audited)	JULY 31 2003 (audited)
ASSETS			
Current Assets			
Cash	$ 84	$ 2,382	$ 1,882
Cash in trust *(Note 12b)*	19,904	13,898	487
Short-term investments *(Note 4)*	24,382	29,068	45,615
Accounts receivable	169,695	195,729	222,137
Inventories	155,078	185,227	115,972
Prepaid expenses and deposits	16,551	8,469	9,973
Future income taxes	1,180	782	1,624
	386,874	435,575	397,690
Investments	5,005	4,945	5,020
Property, Plant and Equipment	273,791	314,413	291,603
Other Long-Term Assets	5,830	7,476	9,368
Future Income Taxes	80,324	80,324	80,324
	$ 751,824	$ 842,733	$ 784,005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness *(Note 5)*	$ 27,264	$ 15,674	$ 28,192
Short-term borrowings *(Note 6)*	66,827	122,174	92,920
Members' demand loans	13,757	6,178	9,165
Members' Class A shares	1,787	1,797	1,791
Accounts payable and accrued liabilities	181,352	181,484	163,177
Long-term debt due within one year *(Note 7)*	6,195	7,155	7,810
	297,182	334,462	303,055
Long-Term Debt *(Note 7)*	261,004	273,407	265,754
Other Long-Term Liabilities	38,161	47,300	44,867
Future Income Taxes	7,240	8,909	7,553
Non-Controlling Interest	-	54	-
	603,587	664,132	621,229
Shareholders' Equity			
Share capital *(Note 8)*	74,069	22,335	59,417
Contributed surplus	140	-	84
Convertible subordinated notes - equity component *(Note 9)*	126,084	156,266	130,663
Retained earnings (deficit)	(52,056)	-	(27,388)
	148,237	178,601	162,776
	$ 751,824	$ 842,733	$ 784,005

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
FOR THE PERIOD ENDED JANUARY 31
(In thousands)

	Three Months Ended January 31 2004 (unaudited)	Pre-reorganization Three Months Ended January 31 2003 (restated) (unaudited)	Six Months Ended January 31 2004 (unaudited)	Pre-reorganization Six Months Ended January 31 2003 (restated) (audited)
Gross Billings				
Grain sales and service revenue	$ 230,004	$ 267,099	$ 421,123	$ 496,805
Sales and service revenue - other segments	106,800	124,896	207,886	217,725
Sales and service revenues	336,804	391,995	629,009	714,530
Canadian Wheat Board gross billings	136,717	108,729	243,984	255,717
Gross Billings	$ 473,521	$ 500,724	$ 872,993	$ 970,247
Sales and Other Operating Revenues				
Sales and service revenues	$ 336,804	$ 391,995	$ 629,009	$ 714,530
Canadian Wheat Board tariffs	12,107	6,329	22,778	16,668
	348,911	398,324	651,787	731,198
Cost of Sales and Expenses				
Cost of sales and operating expenses	313,704	390,469	596,771	710,069
Selling and administrative expenses	12,627	11,665	25,387	24,519
Amortization	6,471	12,875	12,999	25,793
Impairment of long-lived assets *(Note 3)*	10,700	-	10,700	-
	343,502	415,009	645,857	760,381
Earnings (Loss) Before the Undernoted	5,409	(16,685)	5,930	(29,183)
Non-controlling interest	-	497	-	1,233
Earnings (Loss) Before Interest and Taxes	5,409	(16,188)	5,930	(27,950)
Interest expense *(Note 11)*	9,390	13,613	19,720	26,666
Loss Before Corporate Taxes	(3,981)	(29,801)	(13,790)	(54,616)
Recovery of corporate taxes (expense)	(808)	10,983	(805)	20,180
Net Loss	(4,789)	(18,818)	(14,595)	(34,436)
Retained Earnings, Beginning of Period	(42,223)	(70,040)	(27,388)	(54,422)
Accretion of equity component of convertible subordinated notes	(5,044)	-	(10,073)	-
Retained Earnings, End of Period	$ (52,056)	$ (88,858)	$ (52,056)	$ (88,858)
Basic and Diluted Earnings (Loss) Per Share before accretions	$ (0.02)	$ (0.50)	$ (0.08)	$ (0.92)
Basic and Diluted Earnings (Loss) Per Share *(Note 10)*	$ (0.05)	$ (0.50)	$ (0.13)	$ (0.92)

SEGMENTED FINANCIAL INFORMATION
(In thousands)

	Three Months Ended January 31 2004 (unaudited)	Three Months Ended January 31 2003 (unaudited)	Six Months Ended January 31 2004 (unaudited)	Pre-reorganization Six Months Ended January 31 2003 (audited)
SALES				
Grain Handling and Marketing	$ 248,498	$ 280,849	$ 454,365	$ 530,392
Agri-products	65,957	78,884	125,026	123,198
Agri-food Processing	26,098	30,477	57,335	65,142
Other	15,097	16,041	26,394	30,460
Intersegment sales	(4,739)	(7,926)	(11,333)	(17,994)
	$ 348,911	**$ 398,324**	**$ 651,787**	**$ 731,198**

SEGMENTED EARNINGS FROM OPERATIONS
FOR THE PERIOD ENDING JANUARY 31
(in thousands)

Segment Earnings - Three Months Ended

	(unaudited) 2003/04 Actual				Pre-reorganization (unaudited) 2002/03 Actual		
	EBITDA	**Amortization**	**Impairment**	**EBIT**	**EBITDA**	**Amortization**	**EBIT**
Grain Handling and Marketing	$ 19,813	$ 2,340	$ -	$ 17,473	$ (1,175)	$ 7,328	$ (8,503)
Agri-products	4,042	2,360	-	1,682	(31)	1,935	(1,966)
Agri-food Processing	5,628	1,271	-	4,357	1,610	1,281	329
Other	(2,878)	500	10,700	(14,078)	1,001	2,218	(1,217)
Segment Results	26,605	6,471	10,700	9,434	1,405	12,762	(11,357)
Corporate expenses	(4,025)	-	-	(4,025)	(4,718)	113	(4,831)
Per Financial Statements	**$ 22,580**	**$ 6,471**	**$ 10,700**	**$ 5,409**	**$ (3,313)**	**$ 12,875**	**$ (16,188)**

Segment Earnings - Six Months Ended

	(unaudited) 2003/04 Actual				Pre-reorganization (audited) 2002/03 Actual		
	EBITDA	**Amortization**	**Impairment**	**EBIT**	**EBITDA**	**Amortization**	**EBIT**
Grain Handling and Marketing	$ 32,498	$ 4,680	$ -	$ 27,818	$ 7,169	$ 14,883	$ (7,714)
Agri-products	1,025	4,764	-	(3,739)	(5,926)	3,677	(9,603)
Agri-food Processing	9,154	2,559	-	6,595	6,327	2,542	3,785
Other	(4,850)	996	10,700	(16,546)	(1,873)	4,438	(6,311)
Segment Results	37,827	12,999	10,700	14,128	5,697	25,540	(19,843)
Corporate expenses	(8,198)	-	-	(8,198)	(7,854)	253	(8,107)
Per Financial Statements	$ 29,629	$ 12,999	$ 10,700	$ 5,930	$ (2,157)	$ 25,793	$ (27,950)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED JANUARY 31
(in thousands)

	Three Months Ended January 31 2004 (unaudited)	Pre-reorganization Three Months Ended January 31 2003 (restated) (unaudited)	Six Months Ended January 31 2004 (unaudited)	Pre-reorganization Six Months Ended January 31 2003 (restated) (audited)
Cash From (Used in) Operating Activities				
Net loss	$ (4,789)	$ (18,818)	$ (14,595)	$ (34,436)
Add(deduct) items not involving cash				
Amortization	6,471	12,875	12,999	25,793
Future income taxes (recovery)	111	(12,394)	131	(22,827)
Pension	391	492	1,197	860
Interest accretion and bank refinancing amortization	2,574	3,283	5,056	5,616
Non-controlling interest	-	(497)	-	(1,233)
Other items and provisions	(1,885)	(353)	(1,578)	(177)
Impairment of long-lived assets	10,700	-	10,700	-
Cash flow (used in) from operations	13,573	(15,412)	13,910	(26,404)
Changes in non-cash working capital items				
Accounts receivable	(246)	19,553	52,194	27,704
Securitization of accounts receivable	-	53,318	-	5,402
Inventories	(20,342)	59,108	(39,106)	8,531
Accounts payable	(23,873)	(80,999)	16,441	(31,931)
Prepaid expenses and deposits	(4,035)	3,930	(6,578)	(991)
Changes in non-cash working capital	(48,496)	54,910	22,951	8,715
Cash from (used in) operating activities	(34,923)	39,498	36,861	(17,689)
Cash From (Used in) Financing Activities				
Proceeds of long-term debt	-	43,184	-	72,969
Repayment of long-term debt	(1,920)	(1,786)	(3,925)	(2,966)
Proceeds (repayment) of short-term borrowings	27,797	(18,731)	(33,589)	4,917
Increase (repayment) of members' demand loans	3,349	(13,286)	4,592	(18,446)
Repayment of members' shares	(3)	(5)	(4)	(11)
Decrease in other long term liabilities	(2,250)	(327)	(3,177)	(260)
Cash (used in) from financing activities	26,973	9,049	(36,103)	56,203
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures	(2,099)	(1,705)	(3,809)	(3,357)
Proceeds on sale of property, plant and equipment	809	539	1,359	1,390
Increase in cash in trust	(19,365)	(13,898)	(19,417)	(13,898)
Decrease in investments	-	2,365	-	3,168
Increase in other long-term assets	(372)	(6,261)	(994)	(6,201)
Cash (used in) from investing activities	(21,027)	(18,960)	(22,861)	(18,898)
(Decrease) increase in Cash and Cash Equivalents	(28,977)	29,587	(22,103)	19,616
Cash and Cash Equivalents, Beginning of Period	26,179	(13,791)	19,305	(3,820)
Cash and Cash Equivalents, End of Period	$ (2,798)	$ 15,796	$ (2,798)	$ 15,796

Cash and cash equivalents consist of cash, short-term investments and bank indebtedness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2004 in thousands of Canadian dollars, except as noted

1. FINANCIAL REORGANIZATION

The company was subject to a financial reorganization with an effective date of January 31, 2003. The company has accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian generally accepted accounting principles (GAAP). Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit.

At January 31, 2003 the book value of substantially all current assets and current liabilities approximated fair value. The following assets and liabilities required restatement to fair values.

i. Property, plant and equipment – at the fair value supported by future anticipated cash flows
ii. Goodwill and pre-operating costs – at nil in accordance with GAAP
iii. Pension and other employee future benefit plans – at values determined by an independent actuary
iv. Senior subordinated notes – at current trading value
v. Debt component of convertible subordinated notes – at present value of estimated interest payments associated with 2006 - 2008 fiscal years
vi. Future income taxes – at amounts more likely than not to be realized over periods not exceeding five years
vii. Unamortized portion of the costs associated with current and prior lending arrangements reflected as long term assets – at nil
viii. Unamortized portion of the costs associated with prior lending arrangements reflected as prepaid expenses – at nil
ix. Costs of restructuring – written off through the fresh start adjustment
x. Agri-products equipment inventory – at selling prices less disposal costs

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflects management's estimate based on the trading value of the company's Class B shares combined with an estimate of the fair value of the non-debt component of the company's convertible subordinated notes. As a result of applying fresh start accounting, the share capital of the company was reduced by $435.4 million, including $88.9 million related to the elimination of the company's deficit.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim consolidated financial statements (interim financial statements) include the accounts of Saskatchewan Wheat Pool, its subsidiaries and affiliated companies and have been prepared in accordance with GAAP. These interim financial statements do not include disclosures normally provided in annual financial statements and should be read in conjunction with the company's fiscal 2003 Annual Report.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs, and, ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle. Earnings are seasonal, with the fourth quarter traditionally being the strongest quarter for the company.

Use of Estimates

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Comparative figures

Comparative financial statements for periods prior to January 31, 2003 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting and as a result are not comparable. Certain prior period amounts have been reclassified in order to conform with current period classifications.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2004 in thousands of Canadian dollars, except as noted

The interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements, except for the following:

Hedging Relationships - Effective August 1, 2003, in certain areas of the organization not related to the handling and marketing of grain, the company commenced application of the Canadian Institute of Chartered Accountants (CICA) "Accounting Guideline 13". The guideline deals with identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. Hedge accounting is the same period recognition, in income, of the gains, losses, revenues and expenses associated with a hedged item and the hedging instrument. The guideline states that hedge accounting will apply when all of the following criteria are met at inception of the hedge:

- the entity identifies the risk exposure being hedged and designates that hedge accounting will be applied to the hedging relationship.
- the entity has prepared documentation of its risk management objective and strategy for the hedging relationship, the hedging item, the term of the hedge and the method for accessing the effectiveness of the hedge. There also needs to be a method for recognizing in income the gains & losses associated with the hedged items.
- the entity has reasonable assurance that the hedge will be effective. The effectiveness of the hedge should be measurable and assessed regularly.

The effect of applying hedge accounting to these interim financial statements is negligible.

As outlined in the fiscal 2003 Annual Report the company continues to follow the principles of marked to market accounting for inventories in the Grain Handling and Marketing segment.

Handling of certain grains on behalf of the Canadian Wheat Board (CWB)

As described in the fiscal 2003 Annual Report, the company changed its accounting policy regarding the company's and the industry's handling of certain grains on behalf of the CWB. The company now records only the tariff revenue related to handling CWB grains. The company purchases grain from producers on behalf of the CWB and records the related amounts as accounts receivable due from the CWB. The change was made retroactively with restatement of prior periods. The impact of making this change is as follows:

- No impact on net loss or retained earnings (deficit).
- Reduces sales and other operating revenues for the six months ended January 31, 2004 by $221.2 million (six months ended January 31, 2003 - $ 239.1 million).
- Reduces costs of sales and operating expenses for the six months ended January 31, 2004 by $221.2 million (six months ended January 31, 2003 - $239.1 million).
- Increases accounts receivable and correspondingly decreases inventories at January 31, 2004 by $68.5 million (January 31, 2003 - $101.3 million; July 31, 2003 - $112.5 million).

3. IMPAIRMENT OF LONG-LIVED ASSETS

In the quarter ending January 31, 2004, the company has recognized an impairment loss (in accordance with the Canadian Institute of Chartered Accountant's Handbook Section 3063 – Impairment of long-lived assets) relating to the long-lived assets of its pork operations and related assets. The impairment was recognized due to significant uncertainties surrounding the recoverability of the carrying amount of these assets. The pork industry has been under significant pressure for some time, primarily the result of the prolonged cyclical downturn, the strengthening Canadian dollar and increased domestic consumption of beef in response to Bovine Spongiform Encephalopathy (BSE).

The long-lived assets of the pork and related operations have been written down to fair value. Management has determined fair value using the present value of risk adjusted expected cash flows. This assessment is based on management's best estimate of the probabilities surrounding the eventual disposition of these assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2004 in thousands of Canadian dollars, except as noted

4. SHORT-TERM INVESTMENTS

	January 2004	January 2003	July 2003
Saskatchewan Wheat Pool	$ -	$ -	$ -
Subsidiaries' and proportionate share of joint ventures' short-term investments	24,382	29,088	45,615
Total	$ 24,382	$ 29,088	$ 45,615

5. BANK INDEBTEDNESS

	January 2004	January 2003	July 2003
Saskatchewan Wheat Pool bank indebtedness	$ 20,992	$ 8,804	$ 23,471
Subsidiaries' and proportionate share of joint ventures' bank indebtedness	6,272	6,870	4,721
Total	$ 27,264	$ 15,674	$ 28,192

6. SHORT-TERM BORROWINGS

As part of the restructuring, the company established a $240 million asset backed revolving credit facility with its bankers, secured by accounts receivable, to the extent of drawings on the securitization program, and a first charge on the company's assets. The $240 million limit is adjusted to $275 million during certain months of fiscal 2004. The facility matures July 31, 2005. Interest is payable monthly at prime plus 3%.

At January 31, 2004 the company had outstanding letters of credit and similar instruments of $39.7 million related to operating an agri-business (January 31, 2003 - $34.8 million; July 31, 2003 - $25.0 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At January 31, 2004 availability under the revolving credit facility was $51.9 million (July 31, 2003 - $42.5 million).

Subsidiaries and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans.

	January 2004	January 2003	July 2003
Saskatchewan Wheat Pool short-term borrowings	$ 59,502	$ 122,174	$ 92,920
Subsidiaries' and proportionate share of joint ventures' short-term borrowings	7,325	-	-
Total	$ 66,827	$ 122,174	$ 92,920

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2004 in thousands of Canadian dollars, except as noted

7. **LONG-TERM DEBT**

	January 2004	January 2003	July 2003
Senior secured bank term loan	$ 90,600	$ 100,000	$ 90,600
Senior subordinated notes	128,717	121,500	125,491
Convertible subordinated notes – debt component	25,765	22,234	23,935
Members' term loans	4,156	4,713	4,676
Subsidiaries and proportionate share of joint ventures' debt	17,961	32,115	28,862
	267,199	280,562	273,564
Portion due within one year			
Members' term loans	972	1,176	1,280
Subsidiaries and proportionate share of joint ventures' debt	5,223	5,979	6,530
	6,195	7,155	7,810
Total long-term debt	$ 261,004	$ 273,407	$ 265,754

(a) **Senior Secured Bank Term Loan**

- Interest is payable monthly at 8% until the commencement of blended monthly principal and interest payments of approximately $1.5 million
- Blended payments to begin October 1, 2005
- Balloon principal payment due July 31, 2008
- Secured by a first ranking charge on the company's assets
- In accordance with the credit agreement with the company's bankers, net proceeds received from the sale of certain property, plant and equipment is required to be repaid to reduce the loan outstanding

(b) **Senior Subordinated Notes**

- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest is at 8% of the face value; thereafter interest is at 12%. The face value at January 31, 2004 is $150 million (January 31, 2003 and July 31, 2003 - $150 million).
- No principal payments are required until maturity on November 29, 2008
- The company may redeem the Notes prior to maturity at a premium ranging from 106% of the principal at any time prior to January 1, 2005 to 101% after December 31, 2006.
- Secured by a second ranking charge against the company's assets – subordinate to the revolving credit facility and the senior secured bank term loan and ranking equally with the members' demand loans and members' term loans.

(c) **Convertible Subordinated Notes**

- Interest accrues at 9%. No payment of interest is required prior to July 31, 2005. Interest may become payable after the end of each of the fiscal years 2006 – 2008, provided that certain consolidated EBITDA less consolidated cash interest and securitization threshold tests are met. Annual interest payments are limited to a maximum of the interest accruing on the notes during each of the fiscal years 2006 – 2008.
- Secured by a third ranking charge against the company's assets.
- Convertible by the holder into Class B non-voting shares of the company at the rate of approximately 2,227.2 shares per $1,000 of Note principal at any time prior to November 30, 2008 (subject to adjustment in certain events, such as a share consolidation or share split.)
- On November 30, 2008 the company has the right to convert, subject to certain conditions, the Convertible Subordinated Notes into shares of a single class of voting common shares of the company that represent 90% of the outstanding shares of such class on a fully diluted basis, provided that any conversions by holders of such notes into Class B non-voting shares prior to maturity proportionately reduce this ratio. Under this provision the convertible subordinated notes that remain outstanding at January 31, 2004 would receive approximately 66% of these newly created shares on a fully diluted basis.
- In accordance with GAAP, the convertible Notes are separated into their debt and equity components, according to their substance. The debt component is estimated at the present value of the cash interest expected to be paid in accordance with the aforementioned threshold tests for fiscal 2006-2008. The remainder is reflected as equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2004 in thousands of Canadian dollars, except as noted

- During the six months ended January 31, 2004, $18.4 million face value of 9% Notes (since inception - $68.5 million) were converted at the holder's option into 40.9 million class B non-voting shares (since inception – 152.7 million) leaving $186.5 million of face value outstanding.

The sale of certain collateral for proceeds in excess of $10 million would necessitate a partial redemption of, first, the senior subordinated notes until redeemed in full and, secondly, the proceeds would be applied to the convertible subordinated notes.

Members' term loans are secured and consist of one-year to seven-year loans with Class A shareholders and employees. Interest is payable semi-annually at interest rates which vary from 4.6% to 9.0%.

The subsidiaries' and the proportionate share of joint ventures' debts bear interest at fixed and variable rates and mature in years 2004 to 2007. The debts are primarily secured by certain assets and some are subject to meeting certain covenants.

The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint venturers' debts.

8. SHARE CAPITAL

The following table summarizes the Class B non-voting share capital for the six-month periods ended January 31, 2004 and January 31, 2003.

	Issued and outstanding	
	# Shares	$ Amount
Balance at January 31, 2003 – post-reorganization	60,363	$ 22,335
Convertible notes converted to Class B shares in the period	111,744	37,082
Balance at July 31, 2003	172,107	59,417
Convertible notes converted to Class B shares in the period	40,921	14,652
Balance at January 31, 2004	213,028	$ 74,069

9. CONVERTIBLE SUBORDINATED NOTES – EQUITY COMPONENT

The company issued $255 million of convertible subordinated notes as part of the January 31, 2003 financial restructuring. These convertible subordinated notes are classified on the balance sheet into their debt and equity components. The table below provides a continuity of the equity component.

January 31, 2003 fair value – post fresh start	$ 156,266
Accretion of equity component of convertible subordinated notes	11,479
Conversions in the six-month period ended July 31, 2003 with a face value of $50.2 million (see note 8)	(37,082)
July 31, 2003 carrying value	130,663
Accretion of equity component of convertible subordinated notes	10,073
Conversions in the six-month period ended January 31, 2004 with a face value of $18.3 million (see note 8)	(14,652)
January 31, 2004 carrying value	$ 126,084

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2004 in thousands of Canadian dollars, except as noted

10. EARNINGS PER SHARE

	Three months ended January 31 2004	Pre-reorganization Three months ended January 31 2003
Net loss for the period	$ (4,788)	$ (18,818)
Less:		
Accretion of equity component of convertible subordinated notes	(5,044)	-
Total	$ (9,832)	$ (18,818)
Basic and diluted loss per share	$ (0.05)	$ (0.50)
Weighted average number of shares outstanding	196,367	37,425

	Six months ended January 31 2004	Pre-reorganization Six months ended January 31 2003
Net loss for the period	$ (14,595)	$ (34,436)
Less:		
Accretion of equity component of convertible subordinated notes	(10,073)	-
Total	$ (24,668)	$ (34,436)
Basic and diluted loss per share	$ (0.13)	$ (0.92)
Weighted average number of shares outstanding	186,928	37,425

The potentially dilutive effect of the conversion of the 9% convertible notes and the exercise of options related to stock option plans were not included in the calculation of diluted loss per share as the result would be anti-dilutive.

11. INTEREST EXPENSE

	Three months ended January 31 2004	Pre-reorganization Three months ended January 31 2003
SWP interest	$ 6,678	$ 9,904
SWP non-cash accretion and amortization	2,574	3,283
Subsidiaries and proportionate share of joint ventures' interest	138	426
Total interest	$ 9,390	$ 13,613

	Six months ended January 31 2004	Pre-reorganization Six months ended January 31 2003
SWP interest	$ 14,291	$20,014
SWP non-cash accretion and amortization	5,056	5,616
Subsidiaries and proportionate share of joint ventures' interest	373	1,036
Total interest	$ 19,720	$ 26,666

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2004 in thousands of Canadian dollars, except as noted

12. GUARANTEES

a) Banking letters of credit and similar instruments – see note 6.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of the company. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the company has agreed to fund loan losses in excess of a credit loss reserve. The company expects a certain amount of loan losses in excess of the credit loss reserve and records an allowance provision against these expected losses. At January 31, 2004, $63.7 million was outstanding under the program ($25.7 million – 2004 crop year, $38.0 million – 2003 crop year). Past due amounts are currently $5.5 million, all of which relate to the 2003 crop year program.

Saskatchewan Wheat Pool
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

March 24, 2004

ATTENTION: Provincial Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Toronto Stock Exchange

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool**
<u>Quarterly Financial Statements – the Period Ending January 2004</u>

Saskatchewan Wheat Pool issued a news release regarding its second quarter financial statements for the period ending January 31, 2004 on March 24, 2004. The newswire service, Canadian Corporate News issued the news release as required by the Timely Disclosure Rules.

On March 24, 2004, Saskatchewan Wheat Pool distributed the interim financial statements for the period ending January 31, 2004, to its known registered and non-registered shareholders that completed, signed and returned the interim report reply card. Electronic copies of the financial statements, M D & A and press release along with this letter were filed electronically with provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Communications

cc: Wayne Cheeseman, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary

POOL

Saskatchewan Wheat Pool

For Immediate Release
Date: March 24, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

POOL BOARD ELECTS EXECUTIVE

Saskatchewan Wheat Pool's Board of Directors has elected Terry Baker as President and Chairman of the Board, and re-elected Thad Trefiak as Vice-President. Douglas Kitchen was re-elected to a second term as Lead Director and Vice-Chair.

Baker brings a broad range of experience to his new position with three years as a Pool Director and six years as a delegate representing west central Saskatchewan. He has served on a number of important board committees, including Audit and Nominating/Corporate Governance.

"I am honored to serve the Pool in this capacity, and look forward to working with the Pool's Board of Directors and our company's Chief Executive Officer Mayo Schmidt," Baker said. "It is an exciting time to be at the Pool and to work with a team that brings to the table a range of expertise and an abundance of enthusiasm that will keep us building momentum and fulfilling our long-term plans well into the future."

The past year was a milestone for the Pool with delegates electing four independent, non-member Directors for the first time in the Board's history. Douglas Kitchen's role as Vice-Chair and liaison between the Board and management is part of that enhanced governance model.

"The Board is working in conjunction with management to develop a long-term strategic plan that allows the company to realize its full potential. I'm pleased to play a leadership role during this pivotal time for the Pool," said Kitchen.

Representing central Saskatchewan, Vice-President Thad Trefiak first became a Pool delegate in 1981 and joined the Board as a director in 1999. He represents the Pool on the boards of several industry organizations including the Canadian Federation of Agriculture and the federal Agriculture Minister's National Safety Nets Advisory Committee.

In district elections, Marvin Wiens, who recently retired as the Pool's President and delegate in District 3 (Southwest), was replaced by Rick Jensen, a Pool delegate for 20 years. Kyle Korneychuk, a Pool member for 27 years and a delegate since 1996, replaced Allan Beblow in District 6 (East Central). As well, Vic Bruce, District 2, and Ferne Nielsen, District 8, were re-elected for another term.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information:
Dawn Blaus
306-569-4291
Investor Relations and Communications